SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

Evergreen Solar, Inc.
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30033R 10 8
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Source of Funds (See Instructions)
  WC
  -------------------------------------------------------------------------------------------------------------
  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Quebec, Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,675,584 (1)-------------------------------------------------------------------------------------------------
  Shared Voting Power
  -------------------------------------------------------------------------------------------------------------
  Sole Dispositive Power

  2,675,584 (1)  -------------------------------------------------------------------------------------------------
  Shared Dispositive Power
  ------------------------------------------------------------------------------------------------------------
  Aggregate Amount Beneficially Owned by Each Reporting Person
  2,675,584 (1)------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (11) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (11)
  4.46% (1)
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

(1) Including 401,337 Shares owned by CDP Capital-Technology Ventures U.S Fund 2002 L.P.

Caisse de dépôt et placement du Québec is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP Capital-Technology Ventures U.S Fund 2002 L.P.

Item 1 - Security and Issuer

No material change

Item 2 - Identity and Background

No material change

Item 3 - Source and Amount of Funds or Other Consideration

No material change

Item 4 - Purpose of Transaction

No material change

Item 5 - Interest in Securities of Issuer

Item 5 is hereby amended and restated in its entirely to read as follows:

(a) Caisse may be deemed to beneficially own 4.46% or 2,675, 584 of the Issuer's Common Stock, including 401,337 shares of Common stock owned by CDP Capital-Technology Ventures US Fund 2002 L.P. ("CDP").

Caisse is the sole stockholder of Capital technology CDPQ inc. which is the sole stockholder of Management US Fund 2002 Inc. which is the General Partner of CDP. Caisse disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(b) CDP may be deemed to beneficially own 0.67% or 401, 337 shares of the Issuer's Common Stock. CDP has shared power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by it.

CDP is a limited partnership organized under the laws of Quebec. The principal business of CDP is to directly or indirectly invest in, hold, sell and otherwise deal in securities for its own account.

The address of CDP's principal business and principal office is
1000 place Jean-Paul Riopelle, Montreal (Quebec), H2Z 2B3

The names of the general partners of CDP, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Exhibit B, attached hereto.

Each of the general partners named in Exhibit B is a Canadian citizen.

Neither CDP nor any of the individuals listed in Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

(c) Other than as described herein, neither Caisse nor, to the best knowledge of Caisse, any person identified in Item 2 hereof, has effected any transaction in shares of Common Stock during the past 60 days.

(d) Caisse knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by Caisse

(e) As of February 22nd, 2005, Caisse ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change

Item 7 - Material to be Filed as Exhibits

Exhibit A: List of Executive Officers and Directors of Caisse

Exhibit B: List of Executive Officers and Directors of Management U.S. Fund Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By: /s/ Ginette Depelteau
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Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title